LEAD INVESTOR



Ben Thibeault   Enterprise Sales Leader

I am investing in the Farmer's Cow Calfe and Creamery because of their vision to bring fresh food and a great experience to their consumers. I believe strongly in the appeal of this brand for the American family. Fast casual is growing and nothing is better than locally sourced food. Karlin Linhardt is the right executive to bring this vision to a reality alongside a great team of experienced business professionals. Ben has over 25 years experience in corporate Talent Management. He spent his first 13 years hiring executive talent for companies like Unilever and Pepsico, then transferred those skills into leading the acquisition business for Linkedin's Talent solutions vertical for the last 12 years.

Invested $10,000 this round & $10,000 previously